UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)   ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Ashton Mining of Canada Inc.
(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Stornoway Diamond Corporation
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

86222Q
(CUSIP Number of Class of Securities (if applicable))

D. Bruce McLeod Suite 860-625 Howe Street Vancouver, British Columbia Canada V6C 2T6 (604) 331-2259
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 20, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I -  INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Notice of Meeting and Information Circular for the Special Meeting of shareholders of Ashton Mining of Canada Inc. to be held on January 15, 2007 (the “Ashton Circular”) is as attached hereto as Exhibit 99.1.

Item 2. Informational Legends

Legends complying with Rule 802(b) under the Securities Act of 1933, to the extent applicable, are included as a prominent portion of the Ashton Circular.

PART II -  INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)           Not applicable.

(2)           The following documents, which have been filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into the Ashton Circular and form an integral part of this Information Circular:

(a)                                  Ashton Mining of Canada Inc. (“Ashton”) audited consolidated financial statements and notes thereto as at December 31, 2005 and December 31, 2004 and for each of the years then ended and the auditors report thereon and management’s discussion and analysis of the financial condition and results of operations of Ashton for those respective years;

(b)                                 Ashton annual information form dated March 1, 2006 for the year ended December 31, 2005;

(c)                                  Ashton annual report of Ashton dated February 16, 2006;

(d)                                 Ashton management proxy circular dated March 1, 2006 prepared in connection with annual meeting of shareholders held April 27, 2006;

(e)                                  Ashton material change report dated April 12, 2006 announcing completion of a $15 million offering of Common Shares;

(f)                                    Ashton material change report dated July 26, 2006 disclosing the receipt of written notice from Stornoway of the intention to acquire all of the issued and outstanding Common Shares;

(g)                                 Ashton Directors’ Circular dated August 22, 2006;

(h)                                 Ashton material change report dated September 20, 2006 confirming that 68.2% of issued and outstanding Common Shares had been tendered to, and taken-up under, the Take-over Bid; and

(i)                                     Ashton unaudited interim consolidated financial statements and notes thereto and management’s discussion and analysis of the financial condition and results of operations for the nine months ended September 30, 2006.

(j)                                     Stornoway Diamond Corporation (“Stornoway”) unaudited comparative financial statements and notes thereto at October 31, 2006 and for the six months ended October 31, 2006 and October 31, 2005 and management’s discussion and analysis of the financial condition and results of operations for the six months ended October 31, 2006;

(k)                                  Stornoway audited comparative financial statements and notes thereto at April 30, 2006 and 2005 and for the years ended April 30, 2006, April 30, 2005 and April 30, 2004 and the auditors’ reports thereon and management’s discussion and analysis of the financial condition and results of operations for the years ended April 30, 2006 and April 30, 2005;

(l)                                     Stornoway renewal annual information form dated July 11, 2006 for the year ended April 30, 2006;

(m)                               Stornoway information circular dated July 20, 2006 prepared in connection with annual meeting of shareholders of Stornoway held August 23, 2006;

(n)                                 Stornoway material change reports dated July 24, 2006, September 20, 2006 and November 20, 2006; and

(o)                                 Stornoway offer and circular dated August 10, 2006 in respect of the offer to acquire all of the outstanding shares of Contact Diamond Corporation (“Contact”).

(p)                                 Contact audited consolidated financial statements, and the related notes thereto, as at December 31, 2005 and December 31 2004 and for each of the years then ended and the auditors’ report thereon in the three year period ended December 31, 2005 and management’s discussion and analysis of the financial condition and results of operations for those respective periods;

(q)                                 Contact annual information form dated March 3, 2006 for the fiscal year ended December 31, 2005;

(r)                                    Contact management information circular dated March 3, 2006 for Contact’s annual meeting of shareholders held on May 12, 2006;

(s)                                  Contact material change report dated July 24, 2006 relating to the take-over bid;

(t)                                    Contact take-over bid circular dated August 10, 2006, relating to Stornoway’s offer to purchase all of the outstanding shares of Contact and relating to the take-over bid;

(u)                                 Contact director’s circular dated August 10, 2006, recommending acceptance of the offer by Stornoway to purchase all of the outstanding shares of Contact; and

(v)                                 Contact interim consolidated financial statements and the related notes thereto, as at dated September 30, 2006, December 31, 2005 and for the three month period and nine month period ended September 30, 2006 and September 30, 2005 and management’s discussion and analysis of the financial condition and results of operations for those respective periods.

(3)           Not applicable.

PART III -  CONSENT TO SERVICE OF PROCESS

(1)           Written irrevocable consent and power of attorney of Form F-X dated December 18, 2006 and filed concurrently with the Commission on December 22, 2006.

(2)           Not applicable.

PART IV -  SIGNATURES

After due inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ D. Bruce McLeod
(Signature)

D. Bruce McLeod
Vice-President/COO/CFO and Director
(Name and Title)

December 22, 2006
(Date)